Exhibit 99.1

Genius Group and Nuanu Complete Agreements, With a Combined Valuation of $14 Million, to Launch Genius School and Genius City, Bali

SINGAPORE, November 10, 2025 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered, Bitcoin-first education group, today announced the completion of Share Purchase and Joint Venture Agreements with Nuanu Creative City at a combined $14 million valuation and $7.1 million purchase price, launching Genius School and Genius City in Bali. As a result the Company has acquired a 51% ownership stake in both projects. The Company anticipates annual revenue from the two projects to exceed $20 million, and annual profit from the two projects to reach $6 million, both within four years.

The two agreements for the two projects were signed and the transactions consummated on November 5, 2025 after all closing conditions were met. The completion of the agreements paves the way for Genius Group to launch its ‘Genius City’ model, designed as a post-Singularity learning community based on the ‘ABC’s of the future: AI (digital economy), Bitcoin (tokenised assets), and Community (Human Connection).

The Genius City model operates as a lifelong learning community centred around schools, camps and accelerators spanning early learning, primary, secondary, tertiary and adult learning, focused on learning the ABCs of the future, with full facilities for long and short term residents, and an annual calendar of festivals, summits, retreats and workshops.

Nuanu Creative City, is a 44-hectare creative city in Bali, envisioned to become the creative epicenter of Southeast Asia. Inside Nuanu, there are 30+ projects, all interconnected with its five pillars: education, art & culture, nature, health & wellness, and living & lifestyle. Attracting over 4,000 visitors on daily basis, Nuanu attracts changemakers, creators, and artists. The two projects that Genius Group has closed on are:

Project One: The World’s Future School

Genius Group has acquired 51% ownership of ProEd Global School, Nuanu’s early learning, primary and middle schools. The Company is now managing a partnership with ProEd and its two campuses at Umalas and Nuanu, and is working with the current management and faculty to integrate the Company’s Genius School model and Genius Apprentice program with ProEd’s current curriculum.

The Company plans to establish its Genius School model at ProEd into a leading Future School, teaching the ABCs of the future through its combination of classes, camps and programs.

Project Two: City of the Future

Genius Group has acquired 51% ownership of Nuanu’s co-working, corporate retreat and entrepreneur community, Genius City. Genius City is an integrated living district with an initial 100 keys, together with co-working cafe, conference space and facilities for accelerators, retreats and workshops. The Company plans to make Genius City the first Bitcoin-based, tokenized community in Asia.

Genius City includes a Living Hub, Learning Hub and Student Hub, integrating Genius High School and Genius Academy alongside entrepreneur retreats and workshops. The Learning Hub will include cutting edge facilities including music and film studios, maker lab with 3D printing, robotics, AI and electronics, virtual reality and 3D immersion studios and student showcase gallery for presentations and Genius Awards.

The Company is investing $7.1 million for 51% ownership of both projects, at a combined valuation of $14 million, and believes the valuation will appreciate over time as the projects progress towards their revenue and profit targets.

The Company plans to develop its Genius School and Genius City models for further growth towards its target of 100 Genius Cities around the world.

Genius Group’s CEO, Roger James Hamilton, said “With Genius School and Genius City, we have a unique opportunity to reimagine the future of education within a fully operating city of the future, where residents and visitors can learn the ABCs of the future within a high tech, high touch economy, ecology and environment. We are pleased to have finalized both agreements and our teams are already moving forward with our plans, including our Genius AI Lab and Genius Camp for families in the coming weeks.”

About Genius Group

Genius Group (NYSE: GNS) is a Bitcoin-first business delivering AI powered, education and acceleration solutions for the future of work. Genius Group serves 6 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit https://www.geniusgroup.ai/

About Nuanu City

Nuanu is a creative city spanning 44 hectares in Bali, Indonesia, embodying a commitment to harmonious living. A vibrant community of creators, leaders, and changemakers are empowered to foster a culture of positive change. Designed as an integrated ecosystem, the city features dedicated spaces for education, art & culture, wellness, entertainment, and nature-inspired living, envisioning a future where these elements seamlessly intertwine. To learn more, please visit https://nuanu.com/

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “believe”, “estimate,” “continue,” or comparable terminology. Such forward d-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise. No information in this press release should be construed as any indication whatsoever of the Company’s future revenues, results of operations, or stock price.

Contacts

For enquiries, contact investor@geniusgroup.ai